INDEPENDENT CONTRACTOR AGREEMENT

THIS INDEPENDENT CONTRACTOR AGREEMENT (the “Agreement”) is made as of the 11th day of May, 2006.

BETWEEN:

MOUNTAIN PROVINCE DIAMONDS INC.

(the “Company”)

- and -

JENNIFER DAWSON

(the “Contractor”)

(collectively referred to as the “Parties”)

RECITALS:

A.	The Company is engaged in the business of mineral exploration and development.

B.
The Company has agreed to retain the services of the Contractor and will engage the Contractor to perform work on its behalf and will appoint the Contractor to the position of Chief Financial Officer and Corporate Secretary of the Company.

THEREFORE, the Parties agree as follows:

1. Term of agreement

1.1 The term of this Agreement shall be for the period (the “Term”) commencing on May 11, 2006 and terminating on April 30, 2007 (the “Agreement Expiry Date”), unless extended further or terminated earlier, all in accordance with the provisions contained herein.

1.2 Unless either Party not less than 60 days prior to the Agreement Expiry Date then in effect hereunder, gives notice to the other Party that this Agreement will not be renewed, the Agreement Expiry Date will be amended to the next anniversary date of the Agreement Expiry Date and the Agreement will continue, unamended.

1.3 Notwithstanding the foregoing, the Term may expire before an Agreement Expiry Date in the event that: (a) the Contractor in performing the Services either by omission or commission, engages in conduct which would entitle the Company to terminate her services for cause; or (b) following a Change of Control as set forth in section 7 of this Agreement.

2. SERVICES TO BE PROVIDED

The Company hereby retains the Contractor for the purposes of providing only such services as the Parties may agree from time to time during the Term (the “Services”). The Contractor agrees that the Contractor will be primarily responsible for providing services hereunder. The Parties agree that there shall be no set hours of work to provide the Services.

3. FEES

In consideration of the Services provided, the Company shall pay to the Contractor an hourly fee of $150.00 per hour (prorated for partial hours) worked (the “Fee”) plus applicable Goods and Services Tax (“GST”) payable monthly. Payments will be made within seven (7) days of receipt by the Company of a monthly invoice submitted by the Contractor. The Contractor agrees to reference the applicable GST registration number on all such invoices. The Parties agree that the Fee will be reviewed from time to time, with any mutually agreed changes to the Fee to be documented as amendments to this Agreement

4. INDEPENDENT CONTRACTOR

The Contractor is and shall remain at all times an independent contractor and has sole responsibility to comply with all laws, rules and regulations relating to the provision of Services, including without limitation, the Income Tax Act (Canada), the Employment Insurance Act (Canada), the Employer Health Tax Act (Ontario), and the Canada Pension Plan Act. As an independent contractor, the Contractor shall be responsible for any employment related benefits she may wish to secure for herself, including without limitation, any payments under the Employment Standards Act (Ontario).

5. REGISTRATION

The Contractor shall obtain a GST registration number and shall be responsible for remitting GST to the applicable regulatory authorities in accordance with the Excise Tax Act (Canada).

6. CONFIDENTIAL INFORMATION

The Contractor’s retainer with the Company will provide the Contractor with access to certain information relating to the Company, its customers, suppliers, distributors, employees, and its affiliates, subsidiaries and related companies of an extremely confidential nature (the “Confidential Information”). The Contractor agrees not to disclose any Confidential Information without the prior written consent of the Company or to make use of such information for the Contractor’s benefit, or for the benefit of any other person, firm, corporation or entity.

7. CHANGE IN CONTROL

7.1 “Change in Control” shall be deemed to have occurred if, for any reason, on or after the date hereof: (i) there shall occur a sale, transfer or other disposition of all or substantially all of the property or assets of the Company other than to an affiliate (as that term is defined in the Securities Act (Ontario); or (ii) there shall occur any change in the holding, direct or indirect, of securities of the Company or any voting rights attached to any securities of the Company, as a result of which any person (as defined in the Securities Act (Ontario)), or a group of persons acting jointly or in concert, or person associated or affiliated with any such person or group within the meaning of the Securities Act (Ontario) would be entitled to cast more than 50% of the votes attached to all securities of the Company that may be cast to elect Directors of the Company or the votes carried by such securities are entitled, if exercised, to elect a majority of the Board of Directors of the Company.

7.2 Unless the Contractor has consented in writing in advance to a proposed Change in Control, in the event that a Change in Control occurs during the Term, the Contractor will be paid a lump sum as defined below (and applicable GST) effective the date on which the Change in Control occurs, and this Agreement shall terminate on the date of such payment.

The calculation for such Change in Control payment to the Contractor will be equal to either (a) the last 12 months of invoiced and billable amounts by the Contractor to the Company for services provided, if 12 months of such services have been provided, or (b) in the case of a Change in Control before 12 months of invoiced and billable amounts have arisen, the amount of invoiced and billable amounts for services provided annualized for a 12 month period.

8. SEVERABILITY

Any provisions of this Agreement found to be void or unenforceable are separate and distinct, and the remaining provisions shall remain in full force and effect.

9. SUCCESSORS

This Agreement shall be binding upon any successor (whether direct or indirect, by purchase, merger, amalgamation, business reorganization or otherwise) to all or substantially all of the business and/or assets of the Company.

10. GOVERNING LAW

This Agreement shall be interpreted and construed in accordance with the laws of the province of Ontario and the laws of Canada applicable therein.

IN WITNESS OF WHICH the Parties have duly executed this Agreement:

MOUNTAIN PROVINCE DIAMONDS INC. By: _____________________________________ JENNIFER DAWSON By: _____________________________________